

VIA FACSIMILE AND U.S. MAIL

December 23, 2009

Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South, Suite 275
Edina, Minnesota 55435

> **RE: Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Selected Financial Data, page 30

2. We note you reference to the Non-GAAP financial measure of EBITDA on pages 31 and 45 of your filing. Please enhance your disclosure to provide the following:

- Please disclose why management believes that EBITDA is a useful measure in accordance with Item 10(e)(i)(C) of Regulation S-K; and
- Please tell us whether you use EBITDA as a performance measure or as a liquidity measure. If you use EBITDA as a liquidity measure, please discuss the measure in reference to your liquidity instead of in your results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

3. We note you reference to the Non-GAAP financial measure of gross margin, before purchase accounting adjustments on pages 35. Please enhance your disclosure to provide the following:
   - Please disclose why management believes that gross margin, before purchase accounting adjustments is a useful measure; and
   - Please disclose any additional purposes that you use this Non-GAAP financial measure that are not disclosed already.
   Refer to Item 10(e) of Regulation S-K.

Critical Accounting Policies, page 35

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please revise your discussion of critical accounting policies to disclose:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - To the extent the estimated fair value of one or more of your reporting units does not substantially exceed your carrying amount, please disclose the following:
     - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
     - Amount of goodwill allocated to the reporting unit;
     - Description of the methods and key assumptions used in performing step one of your impairment test and how the key assumptions were determined;
     - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
     - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

5. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including indefinite-lived and definite-lived intangible assets, please disclose the following:

- How you determine when your long-lived assets, including trade names should be tested for impairment and how frequently you evaluate for these types of events and circumstances;
- How you group long-lived assets for impairment and your basis for that determination;
- Sufficient information to enable a reader to understand how you apply your hypothetical royalty value associated with your estimated cash flows in estimating the fair value of your trade names; and
- For any asset groups for which the estimated fair value does not substantially exceed the carrying value, please disclose the carrying value of the asset groups.

6. Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination that gross deferred tax assets of $75.3 million were recoverable as of December 31, 2008 and how that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Results of Operations

Results of Operations for the Year Ended December 31, 2008(Successor) compared to the Seven Months Ended Year Ended December 31, 2007(Successor) and Five Months May 31, 2007(Predecessor), page 40

7. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 40 that increased revenues were driven by organic and competitive takeaways in your acute care and asset management partnership programs and incremental business from new and existing technology. However, you do not quantify the impact of these factors; and

- Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the increase in cost of revenue was associated with increased freight, employee and vehicle related expenses without further explanations as to the extent of each factor identified.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

Liquidity, page 58

8. You indicate that cash provided by (used in) operating activities was $56.3, $(4.5), $34.3 and $48.9 million for the year ended December 31, 2008, seven months ended December 31, 2007, five months ended May 31, 2007 and year ended December 31, 2006. However, you have not identified the components that resulted in the increase in your cash flows from operations for the year ended December 31, 2008. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and accrued and other liabilities. Please revise your disclosure for all periods presented.

9. On page 60, you indicate that you were in compliance with all debt covenants at December 31, 2008. You also indicate on page 56 that your senior secured credit facility contains a minimum ratio of trailing four-quarter EBITDA to cash interest expense. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F-10

10. You indicate that you report only your portion of revenues earned under certain revenue share agreements. Please provide the following:
   - Please disclose your consideration of the criteria for reporting revenue as outlined in EITF 99-19;
   - Please tell us whether revenue recognized under revenue sharing arrangements are material to your financial statements; and
   - Please tell whether your revenue sharing arrangements impact your gross margins. If so, please discuss the impact in MD&A, where applicable.

<u>Form 10-Q for the Quarter Ended September 30, 2009</u>

<u>General</u>

    11. Please address the comments above in your interim filings as well.

<u>4. Fair Value Measurements, page 8</u>

    12. In the fourth quarter of 2008, you indicate that you recognized an impairment charge of $4.0 million related to your technical and professional services segment. Given that you have recorded asset impairment charges, please enhance your disclosures required by paragraphs 33 through 35 of SFAS 157 to include all assets, including trade names, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition, as applicable. Please note that these disclosures are intended to enable users of your financial statements to assess the inputs used to develop your fair value measurements.

<u>10. Stock-Based Compensation, page 10</u>

    13. You state that "Our Parent's compensation committee determined the exercise price for options issued during the nine months ended September 30, 2009 by reference to an estimated fair market value of the Parent's stock as determined reasonably and in good faith by the Parent's board of directors." Please provide the following:
- Please tell us and disclose how you determined that the estimated fair value of your Parent's stock was reasonable;
- Please disclose your basis for determining the fair value used in your Black-Scholes calculations;
- Please also disclose whether you have obtained any recent valuations by an outside valuation expert; and
- Please disclose how you used a peer group of companies' EBITDA multiple valuation in determining the estimated fair value used in your Black-Scholes calculations.

*   *   *   *

    Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief